SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2015

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica – Subscription of the Share Capital Increase	2

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

General Secretary and

Secretary to the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA S.A., pursuant to article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

TELEFÓNICA COMPLETES THE CAPITAL INCREASE WITH A DEMAND OF 3.7 TIMES

In relation to the Significant Event published on 26 March 2015, it is informed that, upon the expiration of the preemptive subscription period and additional shares allocation period provided for in the securities note regarding a share capital increase of Telefónica, S.A., registered in the Official Registries of the Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores) on 26 March 2015 (the “Securities Note”), 281,213,184 shares have been subscribed for, amounting to gross proceeds of 3,048,350,914.56 euros, as detailed below:

(i)	Preemptive Subscription Period: during the Preemptive Subscription Period, which ended on 12 April 2015, 278,829,780 shares of Telefónica, S.A. representing a 99.2% of the shares offered in the share capital increase, have been subscribed for, leaving 2,383,404 shares available for allocation during the following periods.

(ii)	Additional Shares Allocation Period: 771,422,480 additional shares of Telefónica, S.A. were requested. Given that the number of additional shares requested has exceeded the 2,383,404 shares available for allocation, the agent bank of the share capital increase has determined the allotment of such shares as provided for in the Securities Note. The number of additional shares allocated to each petitioner has represented, approximately, 0.309% of the additional shares requested.

The total number of shares subscribed during the preemptive subscription period plus the additional shares requested represents a demand of 3.7 times the shares offered in the share capital increase.

Consequently, given that all of the shares under the share capital increase have been fully subscribed for, there has been no Discretionary Shares Allocation period, and Telefónica, S.A. hereby declares that the share capital increase has been fully subscribed.

In addition, it is reported that, on the present day, Telefónica, S.A. has granted the public deed evidencing the share capital increase, and is processing its registration with the Commercial Registry of Madrid.

Madrid, 17 April 2015.

Disclaimer

This document may not be distributed, directly or indirectly, in any jurisdiction in which said distribution is contrary to the applicable laws.

This document may not be considered as a prospectus and is not an offer or a solicitation to buy, sell, subscribe or exchange the securities issued or to be issued by Telefónica, S.A. No such offer in relation to said securities shall be conducted in any jurisdiction in which said offer is illegal.

Those residents in jurisdictions other than Spain who have access to this document shall seek information regarding the legal restrictions that may be applicable, both relative to the distribution of this document and its content, and shall comply with them accordingly.

Telefónica, S.A. has filed a registration statement (including a prospectus), with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus (as supplemented from time to time, the “prospectus”) in that registration statement and other documents Telefónica, S.A. has filed with the SEC for more complete information about Telefónica, S.A. and this offering. You may get these documents for free by visiting the SEC web site (www.sec.gov).

This document is not an offer for sale of securities in the Republic of Peru and the securities referred to herein may not be offered or sold in the Republic of Peru, unless such offer is authorized or falls under an exception of authorization pursuant the applicable law.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the Registration Statement of Telefónica, S.A. on Form F-3 filed on March 26, 2015 (file No. 333-181576) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: April 17th, 2015	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors